UNITED STATES
                                SECURITIES AND EXCHANGE COMMISSION
                                             WASHINGTON, D.C. 20549


   DIVISION OF
CORPORATION FINANCE
                                                             February 11, 2020

Via Email

Li Deng
President, Treasurer and Secretary
Exent Corp.
Room 6B1-2, Block AB, Tianxiang Building, Che Gong Miao
Futian District, Shenzhen, Guangdong, China 517000

        Re:     Exent Corp.
                Schedule 14F-1 filed on February 5, 2020
                File No. 005-91327

Dear Ms. Deng:

       We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your filing, by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

General

     1. Please disclose whether the Company has adopted practices or polices regarding employee, officer and director hedging in accordance with Item 407(i) of Regulation S-
        K.

The Board and Committees, page 3

     2. We note your disclosure that "[t]he Board does not maintain separate audit, nominating or compensation committees" and that the "[f]unctions customarily performed by such committees are performed by the Board as a whole." Please supplement this disclosure to state the basis for the view of the Board that it is appropriate for the Company to not have a nominating committee, in accordance with Item 407(c)(1) of Regulation S-K.
 Li Deng
c/o Exent Corp.
February 11, 2020
Page | 2

    3. Please refer to the preceding comment. Please supplement this disclosure to provide the information regarding the Company's director nomination process set forth in Item
       407(c)(2) of Regulation S-K. See the Instruction to Item 407(c)(2).

    4. Please refer to comment 2. Please supplement this disclosure to state the basis for the view of the Board that it is appropriate for the Company to not have a compensation committee, in accordance with Item 407(e)(1) of Regulation S-K.

Board Leadership Structure and Role in Risk Oversight, page 4

    5. We note your disclosure that "[t]he Board determines what leadership structure it deems appropriate based on factors such as the experience of the applicable individuals, the current business environment of the Company or other relevant factors." Please revise or supplement this statement to indicate why the Company has determined that its leadership structure is appropriate given the Company's specific characteristics or circumstances, in accordance with Item 407(h) of Regulation S-K.

Board Meetings, page 4

    6. Please disclose whether the Company has a policy with regard to Board members'
       attendance at annual meetings of security holders and whether Marat Asylbekov attended the prior year's annual meeting. See Item 407(b)(2) of Regulation S-K.

Certain Relationships and Related Transactions, page 4

    7. We note your disclosure that "[t]he Company's officer and director provided services and office space." Please revise your disclosure to clarify whether the referenced
       "officer and director" is Marat Asylbekov. If such "officer and director" is Mr.
       Asylbekov, please revise your disclosure to clarify whether he will continue to provide office space to the Company.

Section 16(a) Beneficial Ownership Reporting Compliance, page 4

    8. Please provide the legal basis for your statement that "the Company's officer and directors are not subject to Section 16(a) of the Exchange Act."


                                        *      *         *


        We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Li Deng
c/o Exent Corp.
February 11, 2020
Page | 3

        Please direct any questions to Valian Afshar, Special Counsel, at (202) 551-8729, or me,
at (202) 551-3619.


                                                           Sincerely,

                                                           /s/ Daniel F.
Duchovny

                                                           Daniel F. Duchovny
                                                           Special Counsel
                                                           Office of Mergers
and Acquisitions

cc: Wei Wang, Esq.
Ellenoff Grossman & Schole LLP